April 25, 2023

David Plattner
Office of Mergers and Acquisitions

Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR AND ELECTRONIC MAIL

Re:	AmeriServ Financial Inc. (“ASRV” or the “Company”) PRRN14A filed March 21, 2023 (as amended, the “Preliminary Proxy Statement”) Filed by Driver Management Company LLC, et al. SEC File No. 000-11204

Dear Mr. Plattner:

On behalf of Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”) and J. Abbott R. Cooper (together with Driver Management and Driver Opportunity, “Driver”), I am providing Driver’s responses to the comments of the Staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 28, 2023, with regard to the above-referenced Preliminary Proxy Statement filed by Driver Management. For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by Driver’s responses. Capitalized terms not otherwise defined shall have the meaning given in the Preliminary Proxy Statement.

PRRN14A filed March 21, 2023

Information on the Mechanics of Cumulative Voting, page 25

1.	Please revise this section (i) to make it more concise by reducing the considerable repetition that currently exists, and (ii) to expand the disclosure to address as clearly as possible how cumulative voting will work in various voting scenarios. To take one example, it is unclear how cumulative voting would apply, or not apply, in the event a shareholder casts one or more votes for a Company nominee on Driver’s proxy card and does not provide instructions as to how the shareholder may wish to cumulate votes. To take another example, it is unclear how the disclosure on cumulative voting, which appears to give broad discretion to Driver in certain circumstances, is to be interpreted alongside the potentially conflicting disclosure on undervoting (i.e., “IF YOU MARK FEWER THAN THREE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.”) In general, the disclosure appears to focus on a shareholder that selects the “FOR ALL EXCEPT DRIVER NOMINEE(S) WRITTEN BELOW” box, and not on a shareholder that votes on director nominees using the individual boxes that appear next to those individual nominees.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

1266 East Main Street, Suite 700R
Stamford, CT 06902

April 25, 2023

General

2.	We note the response to prior comments 2 and 5, as well as new disclosure regarding litigation concerning Driver’s nominations. If Driver in fact intends to distribute its definitive proxy statement before the litigation related to the validity of its nominees has been settled in Driver’s favor, please include disclosure in the proxy statement advising shareholders of the risk of their votes not being honored if they vote using Driver’s proxy card. In addition, to the extent that a risk remains that Driver’s nominations will ultimately be adjudged invalid, please disclose how Driver will treat proxies received (including those containing votes for the registrant’s nominees) if its nominations are in fact adjudged invalid.

Driver acknowledges the Staff’s comment. On March 29, 2023, Driver Opportunity filed a complaint against the Company, seeking the court to enjoin the holding of the Annual Meeting until a date in 2023 after the court can clarify the parties’ rights in the action. Driver Opportunity intends to ask the court to move expeditiously to rule on the motion to enjoin the Annual Meeting until the issues with the nominations are resolved. Driver currently intends to distribute its definitive proxy statement before such litigation has been settled only if the Company distributes its definitive proxy statement before the litigation has been settled. In contemplation of that possibility, Driver has revised the Preliminary Proxy Statement and respectfully refers the Staff to pages 2 and 15 of the Preliminary Proxy Statement.

3.	We note the response to prior comment 4. While we see disclosure that is responsive to Rule 14a-5(e)(1) and (2), we do not see clear disclosure with respect to 14a-5(e)(3), or any disclosure with respect to 14a-5(e)(4). Please provide such disclosure, or advise.

Driver acknowledges the Staff’s comment with respect to disclosure under Rule 14a-5(e)(3), and respectfully refers the Staff to page 29 of the Preliminary Proxy Statement, where Driver provides the following disclosure: “In accordance with the Bylaws, a shareholder who desires to propose a matter for consideration at an annual meeting of shareholders, even if the proposal is not submitted by the deadline for inclusion in the Company’s proxy materials, must comply with the procedures specified in the Bylaws, including providing notice thereof in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Non-Executive Chairman of the Board of Directors at the address above, not less than 90 days nor more than 120 days prior to the anniversary date of the previous year’s annual meeting. Assuming the 2024 Annual Meeting is held within thirty days before or after •, this period will begin on • and will end on •.”

In addition, we understand that Rule 14a-11 is no longer applicable, state law does not provide for a mechanism for submitting nominees for inclusion in the registrant’s proxy statement, and similarly, there is no mechanism for inclusion of shareholder director nominees in the registrant's proxy materials for the registrant's next annual meeting of shareholders in the registrant’s governing documents. Further, we respectfully advise the Staff that the language referred to above has been copied from the Company’s proxy statement issued in connection with its 2022 annual meeting of shareholders.

Driver acknowledges the Staff’s comment with respect to disclosure under Rule 14a-5(e)(4) and has revised the Preliminary Proxy Statement accordingly.

4.	Rule 14a-19(f) provides that the proxy card “may provide a means for the security holder to grant authority to vote for the nominees of the registrant set forth, as a group, and a means for the security holder to grant authority to vote for the nominees of any other soliciting person set forth, as a group, provided that there is a similar means for the security holder to withhold authority to vote for such groups of nominees...” (emphasis added). Please revise the proxy card accordingly.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

*          *          *

April 25, 2023

Please do not hesitate to contact the undersigned at 917-744-7758 or ac@drivermgmtco.com with any questions or to discuss Driver’s response to the Staff’s comments.

Driver Management Company LLC

/s/ J. Abbott R. Cooper